Warszaw, 2002-06-03

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

02034979

Ref.: 82-5025

SUPPL

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Dear Sirs,

Please find enclosed the text of the Current report no 13/2002.
Best regards

Krzysztof Gerula

Vice-President

SEC MAIL RECEIVED PROCESSING
JUN 14 2002

Current report no 13/2002

The Management Board of „Orbis" S.A. hereby informs that acting pursuant to Article 399 of the Code of Commercial Companies and § 22 section 2 of the Company's Statutes, it convenes the annual Ordinary General Assembly of „Orbis" S.A. Shareholders to be held on at 2 p.m. (14:00) on June 26, 2002, in the Sofitel Victoria Hotel in Warsaw, at 11, Królewska street, according to the following agenda:

1. Opening of the General Assembly of Shareholders and election of its Chairperson;
2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting valid resolutions;
3. Election of the ballot counting committee;
4. Examination and approval of the Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report, as well as of the Management Board's motion concerning the division of profits for the year 2001 and allocation of the reserve capital to finance the past year's losses reported in the balance sheet prepared as of December 31, 2001;
5. Examination and approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
6. Examination and approval of the financial statements of "Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
7. Adopting resolutions concerning
   a) division of net profit generated in the financial year ended December 31, 2001;
   b) financing past year's loss from the Company's reserve capital.
8. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2001;
9. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2001;
10. Adopting a resolution approving the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2001;
11. Adopting a resolution concerning granting consent for the transfer of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
12. Adopting a resolution concerning granting consent for the transfer of the title to perpetual usufruct of land with buildings, owned by „Orbis" S.A., located in Zielona Góra, at 9a, Staszica street;
13. Adopting a resolution concerning granting consent for the transfer of the title to perpetual usufruct of land, owned by „Orbis" S.A., located in Zielona Góra, at Stanisława Wyspiańskiego street;

14. Adopting a resolution concerning granting consent for the transfer of the title to perpetual usufruct of land and the ownership title to buildings located in Poznań, at 12, Św. Wincentego street.

15. Adopting a resolution concerning granting consent for the acquisition of the title to perpetual usufruct of plots located in Poznań, at 36, Niepodległości Avenue.

16. Adopting a resolution concerning granting consent for the transfer to the company "ZASADA" S.A. of the title to perpetual usufruct of land constituting a part of the plot located in Sosnowiec, at 5, Kresowa street, without recourse to the tender procedure;

17. Adopting a resolution concerning entrusting the Supervisory Board of „Orbis" S.A. with the right to determine the value of separate remuneration for members of the Supervisory Board delegated to perform permanent individual supervisory functions;

18. Adopting a resolution concerning approval, for implementation, of Annex no 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand;

19. Closing the General Assembly of Shareholders.

The Management Board further informs that participation in the General Assembly of Shareholders shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Assembly. The registered share deposit certificates should be submitted to the Management Board's Office of Orbis S.A., at 16, Bracka street in Warsaw, Poland, room no 224 (II floor), from 9:00 a.m. till 4:00 p.m. The deadline for filing the deposit certificates expires on June 18, 2002.